UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         COMMISSION FILE NUMBER: 0-10201

                           NOTIFICATION OF LATE FILING
                           ---------------------------

(Check One):

     (X) Form 10-K  ( ) Form 11-K  ( ) Form 20-F  ( ) Form 10-Q  ( ) Form N-SAR

     For Period Ended: December 31, 2000

       [ ] Transition Report on Form 10-K
       [ ] Transition Report on Form 20-F
       [ ] Transition Report on Form 11-K
       [ ] Transition Report on Form 10-Q
       [ ] Transition Report on Form N-SAR
       For the Transition Period Ended:_____________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION
                         -------------------------------

                                GOHEALTH.MD, Inc.
                        --------------------------------
                             Full Name of Registrant

                            NUGGET EXPLORATION, INC.
                        --------------------------------
                            Former Name if Applicable

                              2051 SPRINGDALE ROAD
                        --------------------------------
            Address of Principal Executive Office (Street and number)

                          CHERRY HILL, NEW JERSEY 08003
                        --------------------------------
                            City, State and Zip Code

                        PART II- RULE 12b-25 (b) AND (c)
                        --------------------------------

     If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check appropriate box.)

     The Registrant hereby represents that:

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[X]  (b) The subject annual report,  semi-annual  report,  transition  report on
     Form 10-K, Form 20-F, 11- K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10- Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE
                              --------------------

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion could not be filed within the prescribed period. (Attached extra sheets if needed.)

     The Company has recently changed management which has resulted in a delay in the accumulation of the Company's financial data necessary for the accountants to complete the preparation of the Company's December 31, 2000 Form 10-KSB. Accordingly, the registrant requests a 15 day extension until April 16, 2001 to file its SEC Form 10-KSB.

                           PART IV - OTHER INFORMATION
                           ---------------------------

     (1) Name and telephone number of the person to contact in regard to this notification:


     William Hanna, President              (856)                   424-8889
     ------------------------           -----------           ------------------
              (Name)                    (Area Code)           (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act f 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                              [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reason why a reasonable estimate of the results cannot be made.

     GOHEALTH.MD, INC.. has caused this notification to be signed on its behalf by the undersigned there unto duly authorized.


Date: April 2, 2001                     By:  /s/ William Hanna
                                            ---------------------------------
                                            William Hanna
                                            President & Chief Executive Officer

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